UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)

10 Habarzel Street, Building C, 10th Floor, Tel-Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On June 1, 2026, the Board of Directors (the “Board”) of Chemomab Therapeutics Ltd. (the “Company”) appointed Gwen Melincoff to the Board as a Class I Director and as a member and chair of the nominating and governance committee of the Board (the “Nominating Committee”), effective immediately. The Board determined Ms. Melincoff to be an independent director.

On May 29, 2026, Mr. Claude Nicaise resigned from his position as a director and a member of the audit committee of the Board (the “Audit Committee”), effective immediately. Simultaneously, Ms. Jill Quigley resigned from her position as a director and a member of the Audit Committee, effective immediately. Neither Mr. Nicaise’s nor Ms. Quigley’s resignation was the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

On June 1, 2026, the Board appointed Mr. Neil Cohen and Dr. Nissim Darvish to the Audit Committee, effective immediately. Following the appointments of Mr. Cohen and Dr. Darvish to the Audit Committee, such committee will be comprised of Neil Cohen (Chair), Dr. Nissim Darvish and Dr. Alan Moses.

On June 1, 2026, Mr. Neil Cohen resigned from his position as a member and chair of the Nominating Committee, effective immediately. As a result of Ms. Melincoff’s appointment to the Nominating Committee, such committee is comprised of Gwen Melincoff (Chair) and Dr. Nissim Darvish.

With Ms. Melincoff’s appointment to the Board, the size of the Board will be five directors. The biographical information for Ms. Melincoff appears below:

Gwen Melincoff is a seasoned business development and venture professional with over 25 years of deal making and management experience in the biotechnology and pharmaceutical industries. Ms. Melincoff has been a member of the board of directors of Gain Therapeutics, Inc. since January 2021. Ms. Melincoff is currently managing director at Gemini Advisors LLC, a biopharmaceutical consultancy (since 2013). Ms. Melincoff serves on the board of directors of Protalix Biotherapeutics, Inc., and in an advisory capacity at a number of pharmaceutical companies. From August 2017 through May 2025, she served on the board of directors of Collegium Pharmaceutical, Inc., April 2017 through June 2024 on the board of directors of Soleno Therapeutics, Inc., January 2017 through December 2018 on the board of directors of Kamada Ltd., the board of directors of Photocure ASA from April 2017 through June 2020 and from June 2014 through November 2016 on the board of directors of Tobira Therapeutics Inc. (acquired by Allergan plc). From August 2014 through September 2016, Ms. Melincoff previously served as Vice President of Business Development at BTG International Inc., a UK-specialist healthcare company. Prior to BTG, Ms. Melincoff was Senior Vice President of Corporate Development at Shire Plc (acquired by Takeda). Additionally, she led the Shire Strategic Investment Group, the venture capital arm of Shire Plc. Ms. Melincoff was Vice President of Business Development at Adolor Corporation and held executive positions at Eastman Kodak for over ten years in a number of their health care companies. Ms. Melincoff holds a B.S. in Biology from The George Washington University and an M.S. in Management and Health Care Administration from Pennsylvania State University. Ms. Melincoff has also attained the designation of Certified Licensing Professional (CLP™). Ms. Melincoff was named to the “Top Women in Biotech 2013” by Fierce Biotech and to the Powerlist 100 of Corporate Venture Capital in 2012.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-275002 and 333-281750) and Form S-8 (File No. 333-259489 and No. 333-266868).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.

Date: June 2, 2026	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer